Exhibit 99.19

Vox Royalty Corp.

Treasury Offering of Units

March 22, 2021

A prospectus supplement containing important information relating to the securities described in this document will be filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec.

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the Provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

These securities have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws. Accordingly, these securities may not be offered, sold or delivered, directly or indirectly, in the United States of America except pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

Terms and Conditions

Issuer:	Vox Royalty Corp. (“Vox” or the “Company”).

Offering:	Treasury offering of 5,000,000 units (“Units”)

Offering Price	C$3.00 per Unit

Deal Size:	C$15 million.

Units:	Each Unit consists of one ordinary share of the Company (a “Share”) and one-half of one ordinary share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each whole Warrant will entitle the holder to acquire one Share from the Company at a price of C$4.50 per Share (the “Exercise Price”) for a period of 36 months following Closing.

Over-Allotment	The Company has granted the Underwriters an option, exercisable at the Issue

Option:	Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Underwriters can elect to exercise the Over-Allotment Option for Units only, Shares only, or Warrants only, or any combination thereof.

Use of Proceeds:	The Company intends to use the net proceeds of the offering to support continued growth of the Company’s portfolio of assets and for general corporate purposes.

Form of Offering:	Overnight marketed by way of a final base shelf prospectus and prospectus supplement filed in all provinces of Canada, excluding Quebec. U.S. sales by private placement via Rule 144A.

Listing:	The issued and outstanding Shares of the Company are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “VOX”. An application will be made to list the Shares and the ordinary shares underlying the Warrants on the TSXV.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Joint Bookrunners:	BMO Capital Markets, Cantor Fitzgerald Canada Corporation

Commission:	6.0%

Closing:	On or about March 25, 2021